Exhibit (a)(5)(D)

For immediate release:	Pfizer Contacts:
December 18, 2007	Shreya Prudlo (Media)
(212) 733-4889
Shreya.prudlo@pfizer.com

Suzanne Harnett (Investors)
(212) 733- 8009
Suzanne.harnett@pfizer.com
PFIZER INC CLEARS ANTITRUST REVIEW FOR ACQUISITION OF ALL OUTSTANDING SHARES OF COLEY PHARMACEUTICAL GROUP, INC.
NEW YORK, NY, December 18, 2007 — Pfizer (NYSE:PFE) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act) has expired, and that it has received clearance from the Federal Cartel Office of Germany (FCO), in each case in connection with its offer to purchase all of the outstanding shares of common stock of Coley Pharmaceutical Group, Inc. (Nasdaq:COLY).
Expiration of the waiting period under the HSR Act and the FCO’s actions satisfy one of the conditions necessary for the consummation of the pending acquisition. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, December 28, 2007, unless the tender offer is extended. Consummation of the tender offer remains subject to other customary closing conditions, including satisfaction of the minimum tender condition under the Agreement and Plan of Merger entered into by and among Pfizer, Corvette Acquisition Corp., an indirect wholly owned subsidiary of Pfizer, and Coley on November 15, 2007.
As previously announced, Pfizer commenced a tender offer on November 30, 2007 for all of the outstanding shares of Coley’s common stock for $8.00 per share in cash.
Additional Information
This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement and related materials. Coley shareholders are advised to read the tender offer statement and related materials filed by Coley and Pfizer with the U.S. Securities and Exchange Commission (the “SEC”). The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement filed by Coley and Pfizer with the SEC contain important information which should be read carefully before any decision is made with respect to the offer.
The tender offer statement and related materials may be obtained at no charge by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, NY 10038, or by calling toll-free (800) 546-8249, and may also be obtained at no charge at www.pfizer.com and www.coleypharma.com and the website maintained by the SEC at http://www.sec.gov.

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DISCLOSURE NOTICE: The information contained in this release is as of December 18, 2007. Pfizer assumes no obligation to update any forward-looking statements contained in this release as a result of new information or future events or developments.
Some statements in this release may constitute forward-looking statements. Pfizer cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including the risk that the tender offer may not be completed or the subsequent merger may not be consummated for various reasons, including the failure to satisfy the conditions precedent to the completion of the acquisition. A description of risks and uncertainties that may affect Pfizer’s results and operations can be found in the Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its reports on Forms 10-Q and 8-K.